Exhibit 99.5

PRESS RELEASE September 12, 2005

INVISA SAFETY SYSTEM PURCHASED FOR ATLANTA AIRPORT

Sarasota, FL, September 12, 2005 - Invisa, Inc. (OTC BB: INSA), an electronic life safety and security company that has commercialized patented presence sensing technologies, announced today that Atlanta Hartsfield-Jackson Airport, Atlanta, Georgia, is purchasing Invisa's SmartGate® brand electronic non-contact safety systems as part of a major Parking and Ground Transportation Solution project. Although the final number of SmartGate safety systems is unknown at this time it is estimated to represent well in excess of one hundred units. With this purchase, Atlanta Hartsfield-Jackson Airport is joining a growing list of airports that rely on the SmartGate non-contact safety system as an integral part of their risk management strategy including international airports at Las Vegas, Orlando, Toronto, and Dallas just to name a few.

Invisa safety systems are being installed as original equipment in new Magnetic Automation parking gates being purchased by the airport. On September 13, 2004, Invisa announced its relationship with Magnetic Automation Corporation under which Magnetic has been installing Invisa's SmartGate brand electronic non-contact safety systems as optional original equipment in its parking gates. This purchase by the Atlanta Hartsfield-Jackson Airport is representative of the significance to Invisa's long term sales plans and of our relationship with Magnetic Automation Corporation, as well as our relationships with a growing number of other parking gate manufacturers.

Invisa's SmartGate safety systems were recommended for this project by the design consulting firm of Kimley-Horn, one of the nation's most comprehensive and best respected engineering and land planning firms. The SmartGate safety systems are part of a comprehensive parking system contract granted to Ascom Transport Revenue and its construction partners (see Ascom release dated 2-16-2005). Ascom is the industry leader in the USA for major Airport Parking Solutions with installations at over 40% of the US's busiest 25 airports.

According to Carl Parks, Chief Operations Officer, "Our highly reliable digital safety technology is being recommended by a growing number of professionals in the parking gate industry. We have worked hard to earn important relationships and we are gratified that our SmartGate safety system was chosen to be included as original equipment in Magnetic Automation parking gates purchased by the world's busiest airport. A growing percentage of our sales, like the Atlanta Hartsfield-Jackson Airport project, are achieved through the efforts of manufacturers like Magnetic Automation and other highly respected market professionals such as Ascom"

According to Steve Michael, Invisa's acting President, "An increasing focus on risk management by manufacturers of powered gates like Magnetic Automation and end users like the Atlanta airport is not only good for Invisa's safety product sales but it is also good for the entire parking gate industry. The recognition that comes from this important purchase represents another step toward our goal of setting a new standard in safety for the operation of powered gates and soon many other types of powered closure devices."

About Invisa

Invisa (OTC BB: INSA) delivers versatile, reliable, compact next-generation presence-sensing solutions targeted to the global electronic life safety and security markets. InvisaShield™, a robust and advanced implementation of capacitive sensing technology, is highly resistant to known methods of circumvention. It does not employ infrared, laser, ultrasound or microwave radiation.

The Company’s SmartGate ® safety systems incorporate InvisaShield capacitive-sensing technology to generate an invisible protective field around the leading edge of powered gates, garage doors, sliding doors and other powered closures. A video showing SmartGate in action can be viewed at www.invisa.com .

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates,” implied by such statements. Factors, which may cause such differences, include the company’s ability to meet planned delivery schedules, cancellation of orders, and other risks disclosed in the Company’s SEC filings. The company undertakes no obligation to update or advise in the event of any change, addition or alteration to the information covered in this press release, including such forward-looking statements.

For information on SmartGate III visit www.invisa.com or call 941.355.9361.